Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Gexa Corp.
Commission File No.: 0-16179

This filing includes two presentations to investors and industry analysts at Deutsche Bank's 10th Annual Electric Power Conference in New York, New York on June 14, 2005.

Deutsche Bank Securities Annual Electric Power Conference "View From Above" june 14, 2005

Cautionary Statements And Risk Factors That May Affect Future Results Any statements made herein about future operating results or other future events are forwardlooking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forwardlooking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in the Company's SEC filings.

Additional information on GEXA transaction FPL Group has filed a registration statement on Form S4 (File No. 333124438), including a proxy statement of Gexa Corp. ("Gexa") and FPL Group's prospectus and other relevant documents with the Securities and Exchange Commission ("SEC") concerning the proposed transaction. You are urged to read the registration statement containing the proxy statement/prospectus (including all amendments and supplements) and any other relevant documents filed or that will be filed with the SEC because they contain or will contain important information about FPL Group, GEXA and the proposed transaction. You may obtain the registration statement containing the proxy statement/prospectus and the other documents, as well as other filings containing information about FPL Group and Gexa, free of charge at the SEC's web site, www.sec.gov. In addition, they may also be obtained for free from FPL Group by directing a request to FPL Group, Inc. 700 Universe Blvd., Juno Beach, Florida, 33408, Attention: Investor Relations and from GEXA by directing a request to GEXA Corp., 20 Greenway Plaza, Suite 600, Houston, Texas, 77046, Attention: Dave Holeman. FPL Group, GEXA and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of GEXA in connection with the transaction. Information about the direct or indirect interests of FPL Group is set forth in its report on Schedule 13D filed with the SEC. Information about the directors and executive officers of FPL Group is set forth in its proxy statement for its 2005 annual meeting of shareholders and its annual report on Form 10K for the fiscal year ended 2004 and information about the directors and executive officers of GEXA and their ownership of GEXA stock is set forth in the report on Form 10K/A of GEXA filed April 29, 2005, the ownership reports of such persons on Schedule 13D and Forms 3 and 4 filed with the SEC and in the registration statement and the proxy statement/prospectus. You may obtain additional information regarding the interests of such potential participants by reading the proxy statement/prospectus and other relevant documents filed with the SEC.

The Deutsche Bank Electric Power Conference Challenge: Can an electric company grow its earnings better than the typical utility? If so, how so?

Managing Extraordinary Growth at FPL Average Customer Accounts (mm) 94 95 96 97 98 99 00 01 02 03 04 3.42 4.22 CAGR 2.1% Usage per residential customer (annually in kwh) (mw) 94 95 96 97 98 99 00 01 02 03 04 12,528 14,188 13% increase in usage since 1994

Capitalizing on Growth at FPL Steady customer growth translates to steady income growth FPL Delivered Sales1 CAGR 3.1% Adjusted Earnings2 CAGR 3.5% U.S. Delivered Sales CAGR 2.0%3 Adjusted Net Income ($ millions) FPL Delivered Sales (billion kwh) 94 95 96 97 98 99 00 01 02 03 04 25 50 75 100 400 500 600 700 800 1 Delivered sales adjusted for the impact of the 2004 hurricane season 2 See Appendix for reconciliation of GAAP to adjusted amounts 3 CAGR calculated from 1994 to 2003

Florida ranks 1st in growth among most populous states state florida texas california illinois new york unites dtates cagr 2000 2004 2.1 1.9 1.5 0.6 0.3 1.1 percent of population 5.9 7.7 12.2 4.3 6.5 cagr 2000 2030 2.0 1.5 1.1 0.3 0.1 0.9 percent of population in 2030 7.9 9.2 12.6 3.7 5.4 1 Estimated population by state as a percentage of total U.S. population; 2030 are based on estimated population Source: U.S. Census Bureau

Regulated environment customer satisfaction regulatory environment financial viability reliability and service programs
Fpl energy

FPL Energy's Diverse Portfolio Asset Type Contracted fossil 19% Merchant (fossil and hydro) 47% Seabrook (nuclear) 9% Wind 25% Regional Breakdown West 17% Central 36% MidAtlantic 23% Northeast 25% FPL Energy operations 2005 mw planned: 500 750 11,785 Net mw in Operation As of 5/5/05

Strong track record of growth at FPL Energy Adjusted earnings $ millions 45 percent compound annual growth rate 9 32 58 83 105 126 175 175 97 98 99 00 01 02 03 04 05e1 245 275 1 See Appendix for reconciliation of GAAP to adjusted amounts 2 Estimate is based upon FPL Energy EPS guidance given on April 26, 2005, and excludes the cumulative effect of adopting new accounting standards as well as the marktomarket effect of nonqualifying hedges, neither of which can be determined at this time. It is FPL Group's policy not to comment on guidance during the quarter.

U.S. Leader in Wind Energy fpl energy wind generation 99 00 01 02 03 04 05e1 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 460 578 1,421 1,745 2,720 2,758 3,258 3,508 mw Wind Generation market share Mw 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 99 00 01 02 03 04 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 18% 22% 33% 37% 43% 41% FPL Energy Industry FPL Energy market share 1 Projected addition of 500 to 750 mw in 2005, which includes 221 mw already placed into service and 261 mw currently under construction

Seabrook successful execution of strategy Market Price for Electricity 1 2 3 MA Hub $0 $20 $40 $60 $80 $100 $/mwh 1/1/02 1/1/04 1/1/06 Headcount 974 2002 799 2005 Reliability capacity factor 85.3% average 95 02 97.4% average post FPL Energy Financial performance well above original forecast Substantial upside performance Power uprate Recontracting at higher prices Additional contribution margin $80 $100 million expected in 2007 1 4/05 through 12/06 is based on forward market prices 2 Authorized baseline as of 3/21/05 3 Data is not based on detailed budgeting and contains some broad ranges of assumptions that go beyond what is typically used in an annual forecast Please see Appendix for key assumptions

Significantly Improved Market Conditions Market Update Natural Gas ($/MMBTU) 1 NEPOOL 7x24 Power 2 NEPOOL Spark Spreads 3 ERCOT Spark Spreads 4 WECC Spark Spreads 5 1 NYMEX 2 Mass Hub 3 Mass Hub, Tetco M3 and 7.0 heat rate 4 ERCOT N, Houston Ship Channel and 7.0 heat rate 5 SP15, NGI SoCal and 7.0 heat rate Cal o5 forward 5/31/05 Change in cal 06 forward 1/31/05 5/31/05 Change in cal 06 forward 1/2/04 12/31/04

FPL Energy Outlook for 2007 1 FPL Energy Adjusted 2004 earnings 2 Major Drivers Normalize 2004 Asset Sales / Restructuring Normalize 2004 Wind Resource Normalized 2004 earnings New Wind Investments 2005 Announced Acquisitions Merchant Market Improvements (including Seabrook uprate and recontracting) Interest Other FPL Energy Potential Range for 2007 Net Income of $370 to $420 million 3 1 Data is not based on detailed budgeting and contains some broad ranges of assumptions that go beyond what is typically used in an annual forecast. Please see appendix for key assumptions 2 See appendix for reconciliation of GAAP to adjusted amounts 3 Excluding the cumulative effect of adopting new accounting standards as well as the mark to market effect of non qualifying hedges, neither of which can be determined at this time mm's $175 35 22 $232 85 105 15 30 80 100 minus 40 minus 35 minus 10 minus 5

The Building Blocks of LongTerm Growth fpl group = Base Growth at Florida Power & Light Base Growth at FPL Energy Return to Merchant Market Equilibrium Continued Wind Development New Capital Deployment Long Term Earnings Growth Potential

Appendix

FPL Reconciliation GAAP to adjusted EPS Reconciliation of Net Income to Adjusted Earnings (millions) net income adjustments, net of income taxes Settlement of litigation Merger related expenses adjusted earnings There were no adjustments to GAAP earnings from 1994 to 1998 and from 2002 to 2004

FPL Energy Reconciliation GAAP to adjusted Earnings 1997 19981999 2000 2001 2002 2003 2004 Net Income (Loss) adjustments net of income taxes Impairment loss Mergerrelated expenses Cumulative effect of change in accounting principle (FAS 142) restructuring and other charges Cumulative effect of change in accounting principles (FIN 46) Net unrealized marktomarket losses (gains) associated with nonqualifying hedges adjusted Earnings 9 32 40 82 113 169 194 172 104 1 222 73 3 8 22 3 9 32 58 83 105 126 175 175

FPL Energy 2007 Outlook key Assumptions WIND RESOURCE assumes normal wind resource NEW WIND INVESTMENTS 1,250 1,750 mw by end of 2007 ANNOUNCED AND ANTICIPATED aCQUISITIONS Includes previously announced acquisitions Assumes no additional unidentified acquisitions IMPROVED MARKET CONDITIONS NEPOOL on peak spark spreads ERCOT on peak spark spreads PJM on peak spark spreads wECC on peak spark spreads Please refer to transcript of earnings call, Safe Harbor Statement on slides 47 49 herein, and SEC filings for full discussion of risks

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this presentation, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

FPL GROUP

22

FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure. FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida. The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages. FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the writeoff of their investment in the project or improvement. FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC. There are other risks associated with FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without longterm power purchase agreements. As a result, power from these facilities is sold on the spot market or on a shortterm contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them. FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs. FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydropowered facilities. FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and/or property damage, and could require additional costs to be incurred. Recovery of these costs is subject to FPSC approval. FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements. FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance. FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as companyspecific events. FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage. The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

Deutsche Bank Securities Annual Electric Power Conference june 14, 2005

Cautionary Statements And Risk Factors That May Affect Future Results Any statements made herein about future operating results or other future events are forwardlooking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forwardlooking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in the Company's SEC filings.

Additional information on GEXA transaction FPL Group has filed a registration statement on Form S4 (File No. 333124438), including a proxy statement of Gexa Corp. (Gexa) and FPL Group's prospectus and other relevant documents with the Securities and Exchange Commission (SEC) concerning the proposed transaction. You are urged to read the registration statement containing the proxy statement/prospectus (including all amendments and supplements) and any other relevant documents filed or that will be filed with the SEC because they contain or will contain important information about FPL Group, GEXA and the proposed transaction. You may obtain the registration statement containing the proxy statement/prospectus and the other documents, as well as other filings containing information about FPL Group and Gexa, free of charge at the SEC's web site, www.sec.gov. In addition, they may also be obtained for free from FPL Group by directing a request to FPL Group, Inc. 700 Universe Blvd., Juno Beach, Florida, 33408, Attention Investor Relations and from GEXA by directing a request to GEXA Corp., 20 Greenway Plaza, Suite 600, Houston, Texas, 77046, Attention Dave Holeman. FPL Group, GEXA and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of GEXA in connection with the transaction. Information about the direct or indirect interests of FPL Group is set forth in its report on Schedule 13D filed with the SEC. Information about the directors and executive officers of FPL Group is set forth in its proxy statement for its 2005 annual meeting of shareholders and its annual report on Form 10K for the fiscal year ended 2004 and information about the directors and executive officers of GEXA and their ownership of GEXA stock is set forth in the report on Form 10K/A of GEXA filed April 29, 2005, the ownership reports of such persons on Schedule 13D and Forms 3 and 4 filed with the SEC and in the registration statement and the proxy statement/prospectus. You may obtain additional information regarding the interests of such potential participants by reading the proxy statement/prospectus and other relevant documents filed with the SEC.

FPL Group A Premier U.S. Electric Company Proven ability to operate effectively in regulated and deregulated markets Track record of operational excellence and continuous improvement Among the leaders in environmental excellence Strong financial position Commitment to creating shareholder value 5 year Total Shareholder Return (12/31/99 12/31/04) 113% 11% 44% FPL Group s&p 500 index dow jones utilities index

With two strong businesses FPL Group FPL One of the largest U.S. electric utilities Vertically integrated, retail rateregulated utility 18,940 mw in operation 4.2 million customers $8.7 billion operating revenue FPlE Energy Successful wholesale generator, U.S. market leader in wind generation 11,520 mw in operation $1.7 billion operating revenue A Growing, Diversified Company Financial data as of 12/31/04 fpl

FPL One of the Best Electric Utilities in the U.S. Historically In 2005 1 Beyond 2005 1 Among strongest customer growth rates in the nation Slowdown possible due to 2004 hurricanes Expect growth to continue at historic pace Investing to meet the demands of customer growth Addition of 1,900 gas fired mw at Martin and Manatee Addition of 1,150 gas fired mw at Turkey Point in 2007 Focus on operational excellence and productivity Top quartile reliability Managing continued cost pressures Continued cost management One of the lowest emitting utilities in the U.S. Increasing natural gas usage Plans to introduce LNG into our fuel mix Constructive regulatory environment Regulatory issues: storm cost recovery and rate base case Evaluating the addition of solid fuel generation 1 Excludes the cumulative effect of adopting new accounting standards as well as the marktomarket effect of non qualifying hedges neither of which can be determined at this time

Strong customer growth Average customer accounts (millions) CAGR 2.1% 3.42 4.22 94 95 96 97 98 99 00 01 02 03 04

Requires significant investment Capital Expenditures (billions)$0.5 $1.0 $1.5 $2.0 $2.5 96 97 98 99 00 01 02 03 04 05E 06E 07E 2003 2007 cumulative CapEx of $8.3 bn All other New Generation 1 Estimated capital expenditures from 10K for the year ended 12/31/04 filed on 2/28/05

2006 Rate Case Update Petition: On March 22nd FPL filed a rate request of $430 million $184 million for revenue requirements associated with new plants and infrastructure $100 million for additional storm damage reserve accrual $100 million to cover anticipated RTO costs $46 million misc. expenses (employee benefits, insurance, nuclear and fossil maintenance, etc.) Additional annual increase of $123 million to cover costs of Turkey Point expansion expected in mid 2007 Requested increase includes: A return on equity range of 11.3% to 13.3%, with a midpoint of 12.3% ROE includes a 50 basis point performance incentive Continuation of a 55.8% adjusted equity ratio Depreciation studies includes license extension at our nuclear facilities at St. Lucie and Turkey Point

2006 Rate Case Continued Impact on typical residential customer's bill 2006 to mid 2007: $3.00/month Mid 2007 and beyond: additional 1.25/month Rate case timeline March june july july august november Filed formal rate request Quality of service hearings Intervenor, staff, and FPL rebuttal testimony Rate Hearings Final decision by FPSC expected

First Base Rate Increase Request in More Than 20 years History of Changes in Base Rates (millions) $400 $300 $200 $100 $0 $100 $200 $300 83 85 87 89 91 93 95 97 99 01 03 Permanent change one time refund

Storm Reserve Recovery Update Total restoration cost of $890 million net of insurance Deficit of $536 million to be recovered subject to reasonableness and prudency deficit has been deferred We began recovering the deficit through a monthly surcharge in February 2005. Reasonableness of full recovery being challenged by OPC and other interested parties Hearings held April 20 21 and commission decision expected in July Securitization legislation approved

Capacity Additions and Fuel Diversity at FPL 10 year Power Plant Site Plan (2005 2014) filed in April 2005 with the FPSC Post 2011 clean coal alternatives being evaluated Report on Clean Coal Generation filed with Commission in March 2005 Currently evaluating several LNG proposals

One of the Best Track Records in the Industry Excellent operational performance Superior cost management Among leaders in environmental performance Outstanding hurricane restoration efforts Meeting FPSC required 20% reserve margin Outage time per customer (minutes) FPL 70 Industry average 137 O&M per retail kwh (cents) Industry 95 96 97 98 99 00 01 02 03 04 1 2004 for FPL; 2003 for the industry 2 Excluding the impact of three hurricanes that hit FPL's service territory

Solid Earnings and Good Growth Prospects at FPL 2005 Drivers Good revenue growth but with some uncertainty Addition of 1,900 mw at Martin and Manatee midyear Managing continued cost pressures Longterm Growth Drivers Strong customer growth Track record of good cost management Historical Adjusted EPS 1 Continued consistent and fair regulation 1See appendix for reconciliation of GAAP to adjusted amount

Fpl energy
FPL Energy Portfolio by asset Type 11,785 net mw in operation Contracted fossil 19% Merchant (fossil and hydro) 47% Seabrook (nuclear) 9% Wind 25% As of 5/5/05

FPL Energy A Growing, Profitable Wholesale Generator Historically In 2005 1 Beyond 2005 U.S. leader in wind energy Addition of 500 750 mw, with 106 mw under construction Potential to add 250 500 mw annually over 5 yrs, dependent on PTCs Seabrook nuclear plant great performer in a good marked Uprate of 52 mw during Spring outage 2nd phase of uprate (32 mw) in Fall 2006 outage Continued solid earnings, due to new contracts at higher prices Contracted assets favorable QF contracts with stable earnings Improving income due to prior restructurings Expect steady income and further potential contract restructurings Gas merchant portfolio well positioned, but in depressed markets Drag on EPS but cash flow positive Upside leverage could be worth up to $0.50/share when equilibrium returns Disciplined risk management and trading 80% of mw under contract and over 90% margin hedged Expect to continue our practice of hedging 75%. New hedges placed at higher prices Positioned for strong earnings and cash flow in the future Free cash flow positive 1 Excludes the cumulative effect of adopting new accounting standards as well as the mar k to market effect of non qualifying hedges neither of which can be determined at this time

U.S. Leader in Wind Energy Public policy support required Long term contracts American Wind $505 million; 73% leverage National Wind $465 million; 86% leverage Wind Generation market share Mw 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 99 00 01 02 03 04 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 18% 22% 33% 37% 43% 41% FPL Energy Industry FPL Energy market share

Wind is a Significant Source of Income Growth Wind Generation Additions (mw) 200 400 600 800 1,000 1,200 Pre00 00 01 02 03 04 05 Each 100 mw adds roughly 1 1/2 2 cents/share first twelve months Projected Wind Generation Additions (mw) 200 400 600 800 1,000 1,200 05 06 07 In service ? ? Long run potential average of 250 500 mw/year dependent on PTCs 1 Actual through 5/5/05

Contracted Portfolio Profile Significant contract restructurings each of the last three years Ongoing earnings contribution Potential for further restructurings in portfolio Contract Maturity Mw under contract 0 500 1,000 1,500 2,000 2,500 2005 2008 2011 2014 2017 2020 2,215 net mw in operation Fuel Diversity Gas 49% Gas/oil 40% Oil 2% Other 9% As of 5/5/05

Significant Upside Potential in Merchant Assets Seabrook uprate of 84 net mw (52 mw in 2005 and 32 mw in 2006) and recontracting is expected to increase pretax margin contribution by $80 $100 million in 2007 versus 2004Return to market equilibrium could add $200 $250 million pretax gross margin for gas merchants - probably late in the decade regional diversity nepool sb ercot all other 6,663 net mw21 As of 5/5/05 and including the 71 mw Seabrook uprate expected in 2005

FPL Energy Contract Coverage asset class wind contracted merchant nepool ercot all other total portfolio balance 2005 2006 available mw percent mw under contract More than 90 percent of expected 2005 gross margin hedged 1 Weighted to reflect inservice dates, planned maintenance and Seabrook refueling outages and uprates 2 Reflects Round the Clock MW 3 Includes all projects with mid to long term purchase power contracts for substantially all of their output 4 Includes only those facilities that require active hedging 5 Reflects onpeak MW Totals may not add due to rounding 1 Weighted to reflect inservice dates, planned maintenance and Seabrook refueling outages and uprates 2 Reflects roundtheclock mw 3 Includes all projects with mid to longterm purchase power contracts for substantially all of their output 4 Includes only those facilities that require active hedging 5 Reflects onpeak mw Totals may not add due to rounding, data as of 3/31/05

Excellent Growth Prospect at fPL Energy 2005 Drivers Build out of new wind generation Uprate and refueling outage at Seabrook Modest drag from Marcus Hook Increased interest expense Long term Growth Drivers Wind projects Acquisitions Contract restructurings Improving merchant markets Historical Adjusted EPS 1 1 See appendix for reconciliation of GAAP to adjusted amount 2 Includes the impact of the Marcus Hook contract restructuring, $(0.13)/share and the receipt of a portion of the Karaha Bodas claim, $0.02/share

FPL Energy Outlook for 2007 1 FPL Energy Adjusted 2004 earnings 2 Major Drivers Normalize 2004 Asset Sales / Restructuring Normalize 2004 Wind Resource Normalized 2004 earnings New Wind Investments 2005 Announced Acquisitions Merchant Market Improvements (including Seabrook uprate and recontracting) Interest Other FPL Energy Potential Range for 2007 Net Income of $370 to $420 million 3 1 Data is not based on detailed budgeting and contains some broad ranges of assumptions that go beyond what is typically used in an annual forecast. Please see appendix for key assumptions 2 See appendix for reconciliation of GAAP to adjusted amounts 3 Excluding the cumulative effect of adopting new accounting standards as well as the mark to market effect of non qualifying hedges, neither of which can be determined at this time mm's $175 35 22 $232 85 105 15 30 80 100 minus 40 minus 35 minus 10 minus 5

FPL Group Financially Strong and Positioned for Long term Growth Historically In 2005 1 Beyond 2005 1 Conservative balance sheet warrants strong credit rating Moody's upgraded outlook on Capital to Stable s&p and Fitch reaffirmed ratings Maintain a conservative balance sheet Build out of merchant meant CapEx exceeded cash generation Free cash flow negative due to clause recovery timing and investment opportunities Expect to be cash flow positive subject to investment opportunities Dividend raised every year since 1995 Strong financial position can support continued competitive dividend payout Dividend payout comparable to that of our peers 1 Excludes the cumulative effect of adopting new accounting standards as well as the marktomarket effect of nonqualifying hedges neither of which can be determined at this time

Sound Credit Profile Reflected on Balance Sheet and Credit Ratings Total Debt to Total Capitalization FPL Group Industry Average S&P Moody's Fitch FPL Group, Inc. Issuer FPL First Mortgage Bonds FPL Group capital senior Unsecured A/Negative A2/Stable A/Stable A/Negative Aa3/Stable AA /Stable A /Negative A2/Stable A/Stable 1 See appendix for more detailed credit statistics Total Debt to Total Capitalization as of 12/31/04 for FPL Group and 9/30/04 for the Industry Average.

Growing, Stable Dividend $1.04 $1.08 $1.12 $ 1.16 $1.20 $1.30 $1.42 99 00 01 02 03 04 051 increased dividend by 13% 2/15 raised quarterly dividend by 4% Dividend payout 57% 2 61% 3 FPL Group Industry average 1 Annualized split adjusted quarterly dividend 2 Dividend payout is based on earnings of $2.50, the mid point of 2005 EPS estimate range of $2.45 to $2.55 given as guidance on April 26, 2005 FPL Group's policy is to issue earnings guidance with its quarterly earnings release. 3 Dividend payout is based on 2005 First Call EPS estimate

Growth Prospects at FPL Group Historical Adjusted EPS 1 2005 Drivers Challenging year at FPL Expect strong growth at FPL Energy Dilution due to conversion of equity units Long term Growth Drivers Continued strong growth at FPL and FPL Energy Strong cash flow Disciplined approach to transactions that create shareholder value 1 See appendix for reconciliation of GAAP to adjusted amount

FPL Group: A Powerful Investment Growing electricity demand in our territory Moderate risk approach Sound fundamentals, disciplined approach Outstanding operating performance Well diversified by region and fuel source Proven track record Collaborative and progressive regulatory environment Disciplined hedging/ optimization Attractive, realistic growth prospects Low environmental risk Wind and nuclear creating substantial value Financial strength and discipline

Appendix

Although the Damage Was Extensive...hurricane Charley Frances Jeanne Landfall on 08/13 09/0509/26 Category 4 2 3 Affected: Customers 874,000 2,786,300 1,737,400 Counties 22 35 35 Replaced: Poles 7,226 3,890 2,390 Transformers 5,159 3,011 3,037 Miles of conductor925 575 254 Personnel 13,500 16,738 16,566 Days of restoration 13 12 8 Charley Frances Jeanne Data as of 12/03/04

Progress Was Quickly Made During Restoration Efforts Percent of customers restored (%) 25 50 75 100 Jeanne Frances Charley Days of restoration 1 2 3 4 5 6 7 8 9 10 11 12 13 Data as of 12/03/04

FPL Group Schedule of total Debt and Equity Long term debt and preferred stock, including current maturities, commercial paper, and notes payable: Equity linked debt securities Junior Subordinated Debentures 2 Project debt: Natural gas fired assets Wind assets Debt with partial corporate support: Natural gas fired assets Other long term debt and preferred stock, including current maturities, commercial paper, and notes payable Total debt and preferred stock Junior Subordinated Debentures 2 Common shareholders' equity Equity linked debt securities Total capitalization, including debt due within one year Debt ratio As of 01/21/05. 1 Ratios exclude impact of imputed debt for purchase power obligations 2 Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities)

FPL Reconciliation GAAP to adjusted EPS Reconciliation of Earnings Per Share to Earnings Per Share Excluding After tax Effect of Certain Items: Earnings Per Share (assuming dilution) Adjustments: Settlement of litigation Merger related expenses Earnings Per Share excluding certain items There were no adjustments to GAAP earnings in 2002, 2003, and 2004

FPL Energy Reconciliation GAAP to adjusted EPS Earnings (Loss) Per Share (assuming dilution) Adjustments: Impairment loss Cumulative effect of change in accounting principle (FAS 142) Restructuring and other charges Cumulative effect of change in accounting principle (FIN 46) Net unrealized mark to market losses (gains) associated with non qualifying hedges Earnings Per Share excluding certain items to Adjusted EPS

FPL Group Reconciliation GAAP to Adjusted EPS Reconciliation of Earnings (Loss) Per Share to Earnings (Loss) Per Share Excluding After tax Effect of Certain Items: Earnings (Loss) Per Share (assuming dilution) Adjustments: Litigation settlement at FPL Impairment loss at FPL Energy Gains on divestiture of cable investment at Corporate & Other Merger related expenses $0.11 per share at FPL and $0.01 per share at Corporate & Other Merger related expenses $0.05 per share at FPL and $0.01 per share at Corporate & Other Cumulative effect of change in accounting principle (FAS 142) FPL Energy Charges due to restructuring $0.21 per share at FPL Energy and $0.18 per share at Corporate & Other Reserve for leveraged leases Corporate & Other Gain on settlement of IRS litigation Corporate & Other Cumulative effect of change in accounting principle (FIN 46) FPL Energy Net unrealized mark to market losses (gains) associated with nonmanaged hedges, primarily FPL Energy

Reconciliation of GAAP to Adjusted Earnings Full Year Ended December 31, 2004 (millions, except per share amounts) Reconciliation of Net Income (Loss) to Earnings Excluding After tax Effect of Certain Items: Net Income (Loss) Adjustments: Net unrealized mark to market (loss) associated with non qualifying hedges Earnings (loss) excluding aftertax effect of certain items Earnings (Loss)

FPL Energy 2007 Outlook key Assumptions WIND RESOURCE assumes normal wind resource NEW WIND INVESTMENTS 1,250 1,750 mw by end of 2007 ANNOUNCED AND ANTICIPATED aCQUISITIONS Includes previously announced acquisitions Assumes no additional unidentified acquisitions IMPROVED MARKET CONDITIONS NEPOOL on peak spark spreads ERCOT on peak spark spreads PJM on peak spark spreads wECC on peak spark spreads Please refer to transcript of earnings call, Safe Harbor Statement on slides 44 46 herein, and SEC filings for full discussion of risks

Overview of Storm Reserve Fund Established in 1946 as an unfunded reserve and first funded in 1958 Designed to cover non insured storm losses and insurance deductibles Became more significant after 1992 due to lack of affordable insurance after Hurricane Andrew FPL maintains commercial insurance for its power plants Lost revenues are not recoverable Regulated by the FPSC sets ratemaking and accounting treatment establishes estimated reserve, annual accrual and contributions has no specific investment restrictions FPL currently accrues $20 million per year for the storm reserve rate case requests substantial increase Current rate agreement contemplated possibility of restoration costs above reserve and recovery of deficit

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this presentation, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.

- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.

- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

FPL GROUP

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FPL Group and FPL operate in a changing market environment influenced by various legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the energy industry, including deregulation of the production and sale of electricity. FPL Group and its subsidiaries will need to adapt to these changes and may face increasing competitive pressure. FPL Group's and FPL's results of operations could be affected by FPL's ability to renegotiate franchise agreements with municipalities and counties in Florida. The operation of power generation facilities involves many risks, including start up risks, breakdown or failure of equipment, transmission lines or pipelines, use of new technology, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions (including natural disasters such as hurricanes), as well as the risk of performance below expected or contracted levels of output or efficiency. This could result in lost revenues and/or increased expenses. Insurance, warranties or performance guarantees may not cover any or all of the lost revenues or increased expenses, including the cost of replacement power. In addition to these risks, FPL Group's and FPL's nuclear units face certain risks that are unique to the nuclear industry including the ability to store and/or dispose of spent nuclear fuel, as well as additional regulatory actions up to and including shutdown of the units stemming from public safety concerns, whether at FPL Group's and FPL's plants, or at the plants of other nuclear operators. Breakdown or failure of an FPL Energy, LLC (FPL Energy) operating facility may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring a liability for liquidated damages. FPL Group's and FPL's ability to successfully and timely complete their power generation facilities currently under construction, those projects yet to begin construction or capital improvements to existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, FPL Group and FPL could be subject to additional costs, termination payments under committed contracts, and/or the writeoff of their investment in the project or improvement. FPL Group and FPL use derivative instruments, such as swaps, options, futures and forwards to manage their commodity and financial market risks, and to a lesser extent, engage in limited trading activities. FPL Group could recognize financial losses as a result of volatility in the market values of these contracts, or if a counterparty fails to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these derivative instruments involves management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts. In addition, FPL's use of such instruments could be subject to prudency challenges and if found imprudent, cost recovery could be disallowed by the FPSC. There are other risks associated with FPL Energy. In addition to risks discussed elsewhere, risk factors specifically affecting FPL Energy's success in competitive wholesale markets include the ability to efficiently develop and operate generating assets, the successful and timely completion of project restructuring activities, maintenance of the qualifying facility status of certain projects, the price and supply of fuel, transmission constraints, competition from new sources of generation, excess generation capacity and demand for power. There can be significant volatility in market prices for fuel and electricity, and there are other financial, counterparty and market risks that are beyond the control of FPL Energy. FPL Energy's inability or failure to effectively hedge its assets or positions against changes in commodity prices, interest rates, counterparty credit risk or other risk measures could significantly impair FPL Group's future financial results. In keeping with industry trends, a portion of FPL Energy's power generation facilities operate wholly or partially without longterm power purchase agreements. As a result, power from these facilities is sold on the spot market or on a shortterm contractual basis, which may affect the volatility of FPL Group's financial results. In addition, FPL Energy's business depends upon transmission facilities owned and operated by others; if transmission is disrupted or capacity is inadequate or unavailable, FPL Energy's ability to sell and deliver its wholesale power may be limited.

FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry. In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them. FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows. The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs. FPL Group's and FPL's results of operations are affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydropowered facilities. FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and/or property damage, and could require additional costs to be incurred. Recovery of these costs is subject to FPSC approval. FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements. FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance. FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as companyspecific events. FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage. The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face. Additional issues may arise or become material as the energy industry evolves. The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.